May 8, 2006

Mr. John P. Nolan, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Dear Mr. Nolan:

We have reviewed your comment letter regarding our Form 10-K for Fiscal Year Ended December 31, 2005 filed March 15, 2006. We have responded accordingly to each comment as follows:

Form 10-K, filed March 15, 2006

Consolidated Statements of Cash Flows

1. Comment

We noted your supplemental non-cash disclosures of loans held for investment transferred to held for sale. Please tell us how you account for these transfers. We refer you to paragraph 8(c) of SOP 01-6. Additionally, please consider including an accounting policy for these transfers in your future filings.

Response

Loans held for investment transferred to held for sale are accounted for at the lower of cost or fair value per SOP 01-6 paragraph 8(c). If loans are transferred to held for sale, they have been identified as saleable and would either be sold during the same month as the transfer or would be included in the monthly lower of cost or market analysis.

If the loan is sold within the same month as the transfer, the gain or loss on the loan would be booked in the same month and included in the Net gain on sale of loans line item within the Income Statement. Implicitly, the loan would be sold at its fair value and thus any fair value adjustment would be recognized.

If the loan is not sold within the same month as the transfer, at the time of the transfer into the held for sale classification, any amount by which the cost exceeds the fair value is accounted for as a valuation allowance in the Company’s monthly lower of cost or market analysis. Loans held for sale within the loan system are specifically identified with predetermined class codes and are easily segregated for the analysis.

The transfers from held for investment to held for sale are very infrequent and to the extent the company makes any future transfers, we will include an accounting policy for these transfers in our future filings. It should be noted that we did not transfer any loans held for investment to held for sale during the year ending December 31, 2005.

Notes to Consolidated Financial Statements

Note 11. Derivatives and Hedging Activity, page 91

2. Comment

We note that in 2002 you entered into an interest rate swap agreement to effectively convert your 11% fixed interest rate payments on $10 million of trust preferred securities to a variable rate. You disclose that you assume no ineffectiveness in with this hedging relationship. Please tell us if you have the right to defer payments of interest on your trust preferred securities. If so, tell us whether this deferral option is mirrored in the interest rate swap. Please include authoritative guidance in your response to support your accounting.

Response

Per the Junior Subordinated Debt Securities Indenture section 2.11 Extension of Interest Payment Period, “the Company shall have the right, from time to time and without causing an Event of Default, to defer payments of interest on the Debt Securities by extending the interest payment period on the Debt Securities at any time and from time to time during the term of the Debt Securities, for up to ten consecutive semi-annual periods”. Per the Master Agreement for the Interest Rate Swap agreement section Deferral of Swap Payments, “In the event that Community Bancorp, Inc. invokes its right to enter an extension period for the payment of dividends on the Community Bancorp Inc. Trust Preferred Securities, as specified in the preferred prospectus for such securities, then if Counterparty is, at the time of such extension, a wholly-owned subsidiary of Community Bancorp Inc., Counterparty shall have the right to defer payments of the Fixed Amounts and Floating Amounts hereunder at any time and from time to time during the term of this Transaction and without causing an Event of Default, in respect of up to ten consecutive Floating Rate Payer Payment Dates (and accordingly, in respect of up to 10 consecutive Fixed Rate Payer Payment Dates)”. The terms, specifically the duration and timing, of the deferment in the trust preferred agreement are identically mirrored in our interest rate swap agreement.

The interest rate swap is accounted for using the shortcut method as allowed under paragraph 68 in the Statement of Financial Accounting Standards No. 133,

Accounting for Derivative Instruments and Hedging Activities, (“FAS No. 133”), as amended by FAS No. 137 (June 1999), FAS No. 138 (June 2000), and FAS No. 149 (April 2003). Furthermore, the application of the shortcut method as prescribed in the Derivatives Implementation Group, (“DIG”) No. E4, Hedging – General: Application of the Shortcut Method, is followed.

In addition to the above responses, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Pamela D. Maes
Pamela D. Maes
Senior Vice President & Controller